FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 19, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized from pursuant to Article 130, Paragraph 1 of Law 6.404/76)

ABSTRACT OF THE MINUTES OF THE 11th /2011 ORDINARY MEETING OF
THE BAORD OF DIRECTORS

DATE, PLACE AND TIME: December 15 2011 at 9:00 a.m. at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo. QUORUM: the full complement of members. CHAIR: Nildemar Secches, Chairman and Edina Biava, Secretary.  1. Approval of Interest on Equity (dividends) to shareholders – In conjunction with the Fiscal Council, the Board approved the payment of R$ 339,790,000.00 (three hundred and thirty-nine million, seven hundred and ninety thousand reais), equivalent to R$ 0.39080857 gross per share of the free float, with income tax of (IRRF) of 15%, with the exception of shareholders that are immune or exempt, for 869,453,804   shares of the same free float, in the form of interest on equity to be incorporated in the mandatory dividends pursuant to the current legislation. The right to interest on equity shall be as of record date of December 28 2011, and the shares shall become ex-interest on equity on December 29 with payout to take place on February 15 2012. 2. Other internal company matters. These minutes having been drafted, read and approved, were signed by the members present.  Members of the Board: Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice Chairman; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. São Paulo-SP, December 15 2011. (I hereby certify that this is a true copy of the original minutes drafted to Book number 3, folios 87 and 92, of the Minutes of Ordinary and Extraordinary Minutes of the Company’s Board of Directors).

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 19, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director